

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2021

John McKowen
Chief Executive Officer
VetaNova Inc.
335 A Josephine St.
Denver, CO 80206

  Re: VetaNova Inc.
   Amendment No. 1 to Registration Statement on Form 10-12G
   Filed March 29, 2021
   File No. 000-51068

Dear Mr. McKowen:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No.1 to Form 10-12G

Financial Statements, page F-1

1. Please revise the titles of each of your primary financial statements to eliminate the characterization of such financial statements as "Condensed." The caption "Condensed" is only appropriate for unaudited interim financial statements.

Condensed Statement of Operations for the Twelve Months Ending December 31, 2020 and December 31, 2019, page F-4

2. We refer you to prior comment 12. You disclose in Management's Discussion and Analysis (MD&A) on page 9 that during the year ended December 31, 2020 you recognized revenues of $13,125 from sublease operations. Additionally, you disclose in MD&A on page 10 that your cost to lease this property was $5,250 per month. As previously requested, revise your statement of operations to reflect your lease cost

associated with the portion of this property you subleased to a third party as a direct cost of the lease revenue recognized in Fiscal 2020.

3.   Revise your financial statements to provide a footnote which explains the nature of this revenue and your accounting for this lease.

<u>Condensed Statement of Changes in Shareholders' Equity for the Twelve Months ending December 31, 2020 and December 31, 2019, page F-6</u>

4.   We refer you to prior comment 13. You disclose in Item 10. Recent Sales of Unregistered Securities, that you sold 35,109,231 units for $0.01 per unit, each unit consisting of one share of your common stock and one warrant to purchase a share of common stock to outside investors and raised $351,092 during the year ended December 31, 2020. Please revise your financial statements to allocate the total capital raised between the warrants and the common stock with the warrants recognized at fair value and the common stock recognized at the amount of proceeds not allocated to the warrants. Refer to ASC 470-20-25-2.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Sondra Snyder, Staff Accountant, at 202-551-3332 or Robert Babula, Staff Accountant, at 202-551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation